SECURITIES AND EXCHANGE COMMISSION
		     Washington, D.C. 20549


			   Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the month of August, 2005
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
- -------------------------------------------------------------------
         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
- -------------------------------------------------------------------
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.


CORPORACION DURANGO, S.A. DE C.V. AND REPORTING GUARANTOR GROUP
COMPLEMENTARY NOTES TO THE FINANCIAL INFORMATION



CORPORACION DURANGO AND REPORTING GUARANTOR GROUP
PARTIALLY CONSOLIDATED CONDENSED BALANCE SHEETS
AS OF DECEMBER 31, 2004 AND JUNE 30, 2005 (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF JUNE 30, 2005
(Stated in thousands of Pesos and Dollars)		<c>	     <c>	<c>
                                                                              US$ DLLS.
                                                      December 31, June 30,    June 30,
                                                         2004        2005        2005

     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents ........................$    765,589$    269,553      25,016
  Accounts receivable, net .........................   1,053,602   1,125,827     104,483
  Taxes recoverable and other assets ...............      92,921      64,474       5,984
  Inventories, net .................................     678,581     759,604      70,496
  Prepaid expenses .................................       1,053       3,566         331
  Current assets of discontinued operations ........     105,318     120,150      11,151
            Total current assets ...................   2,697,064   2,343,174     217,460
LONG-TERM RELATED PARTIES ..........................     298,129     405,764      37,657
PROPERTY, PLANT AND EQUIPMENT, net .................   7,357,116   7,294,005     676,925
INVESTMENT IN SUBSIDIARIES .........................   3,873,543   3,022,366     280,493
OTHER ASSETS, net ..................................     274,887     237,564      22,047
Noncurrent assets of discontinued operations .......     251,265     235,483      21,854
            Total  assets ..........................$ 14,752,004$ 13,538,356   1,256,437

     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank loans and current portion of long-term debt .     126,175     139,809      12,975
  Interest payable .................................       1,040       1,451         135
  Trade accounts payable ...........................     304,975     377,171      35,004
  Notes payable ....................................      37,258      32,768       3,041
  Accrued liabilities ..............................     492,425     333,638      30,964
  Employee profit-sharing ..........................         855         848          79
  Current liabilities of discontinued operations ...     127,915      68,641       6,370
            Total  current liabilities .............   1,090,643     954,326      88,567
LONG-TERM DEBT .....................................   6,174,203   5,886,208     546,274
LONG-TERM RELATED PARTIES ..........................   1,521,143     591,005      54,849
LIABILITY FOR CAPITALIZATION........................   3,183,926           0           0
LONG-TERM NOTES PAYABLE ............................      47,212      30,409       2,822
DEFERRED TAXES......................................     915,185   1,174,859     109,034
LIABILITY FOR EMPLOYEE BENEFITS.....................     302,851     303,926      28,206
NONCURRENT LIABILITIES OF DISCONTINUES OPERATIONS ..     156,205     141,236      13,108
            Total long term liabilities ............  12,300,725   8,127,643     754,292
            Total  liabilities .....................  13,391,368   9,081,969     842,859
STOCKHOLDERS' EQUITY:
  Majority interest ................................   1,331,961   4,427,646     410,911
  Minority interest ................................      28,675      28,741       2,667
            Total stockholders' equity .............   1,360,636   4,456,387     413,578
            Total liabilities and stockholders' equi$ 14,752,004$ 13,538,356   1,256,437

               Exchange rate: $ 10.7752



CORPORACION DURANGO AND REPORTING GUARANTOR GROUP
PARTIALLY CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN FINANCIAL POSITION (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF JUNE 30, 2005
(Stated in thousands of Pesos and Dollars)
                                                                                              *
                                                                  Full Year   Acum. June  Acum. June
                                                                     2004        2005      US$ 2005

OPERATING ACTIVITIES:
Net income (loss) ..............................................$   -146,790$    -41,475      -3,849
    Add (deduct)- Charges (credits) to income which do
       not require (generate) resources:
       Loss in subsidiaries ....................................     399,016     212,047      19,679
       Depreciation and amortization ...........................     256,014     126,103      11,703
       Amortization of debt issuance cost and other
           financing costs .....................................     325,312           0           0
       Loss (gain) on sale of property, plant and equipment ....      13,035        -303         -28
       Deferred income taxes ...................................    -114,757     274,716      25,495
       Other....................................................      37,801      16,629       1,543
       Total items which do not require cash....................     916,421     629,192      58,393
  Net resources generated from income ..........................     769,631     587,717      54,543
    Changes in operating assets and liabilities:
    Decrease (Increase) in inventories .........................      95,290     -81,023      -7,519
    Decrease (Increase) in current assets ......................     -89,125      25,934       2,407
    Decrease (increase) in account receivables, net ............     151,513     -72,225      -6,703
    (Decrease) increase in accounts payable and
      accrued liabilities ......................................      26,341     -90,677      -8,415
  Resources generated by continued operating  ..................     953,650     369,726      34,313
  Assets and liabilities discontinued ..........................      22,080     -74,106      -6,877
  Resources generated by operating activities ..................     975,730     295,620      27,435
FINANCING ACTIVITIES:
       Increase (Decrease) in bank loans and others ............    -596,569  -4,430,675    -411,192
       Increase (Decrease) in capital ..........................          47     282,681      26,234
       Gain on shares acquisition ..............................           0   2,891,425     268,341
  Net resources generated from financing activities ............    -596,522  -1,256,569    -116,617
INVESTMENT ACTIVITIES:
       Acquisition of property, plant and equipment.............    -144,738     -36,129      -3,353
       Sale of property, plant and equipment....................      14,448         682          63
       Disposition of subsidiaries .............................           0     478,769      44,432
       Increase in deferred assets .............................     -44,910      21,591       2,004
  Net resources applied to investing activities ................    -175,200     464,913      43,147
INCREASE IN CASH AND CASH EQUIVALENTS ..........................     204,008    -496,036     -46,035
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD............     561,581     765,589      71,051
CASH & CASH EQUIVALENTS AT END OF THE PERIOD ...................$    765,589$    269,553US    25,016


* The exchange rate of 10.7752 was used for translation purposes.


CORPORACION DURANGO AND REPORTING GUARANTOR GROUP
PARTIALLY CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF JUNE 30, 2005


                                           Thousands of Pesos                 Thousands of Dollars
                                              2Q          2Q                      2Q          2Q
                                             2004        2005        Var         2004        2005        Var

NET SALES ...............................$ 1,064,257$  1,126,270          6%      88,505     104,524         18%
COST OF SALES ...........................    852,060     945,379         11%      70,858      87,737         24%
     Gross profit........................    212,197     180,891        -15%      17,647      16,787         -5%

     Selling and Administrative expenses     107,874     107,203         -1%       8,971       9,949         11%
     Operating income ...................    104,323      73,688        -29%       8,676       6,838        -21%
FINANCIAL EXPENSE:
Interest expense ........................    373,466     122,256        -67%      31,058      11,346        -63%
Interest income .........................    -16,473     -13,182        -20%      -1,370      -1,223        -11%
Exchange (gain) loss, net ...............    341,220    -251,536     N/A          28,376     -23,344     N/A
Gain on monetary position ...............     -1,799      -1,624        -10%        -150        -151          1%
  Total financial expense ...............    696,414    -144,086     N/A          57,914     -13,372     N/A
OTHER INCOME (EXPENSES):
Other income (expense), net .............    -16,870     -61,715        266%      -1,403      -5,728        308%
  Total other income (expense) ..........    -16,870     -61,715        266%      -1,403      -5,728        308%
  Income (loss) before income and asset t   -608,961     156,059     N/A         -50,641      14,482     N/A
Provisions for income and asset taxes ...      6,672       3,121        -53%         555         290        -48%
Provision for deferred income taxes .....     -2,073     188,387     N/A            -172      17,483     N/A
  Net income after taxes ................   -613,560     -35,449        -94%     -51,024      -3,291        -94%
Discontinued operations .................      9,638     -30,217     N/A             801      -2,804     N/A
Loss (Gain) in subsidiaries .............   -283,585     -36,062        -87%     -23,762      -3,348        -86%
Net income before minority interest......$  -339,613$     30,830     N/A         -28,063       2,861     N/A
  Minority interest......................        498      -1,922     N/A              41        -178     N/A
  Majority net income....................$  -340,111$     32,752     N/A         -28,104       3,039     N/A



CORPORACION DURANGO AND REPORTING GUARANTOR GROUP
PARTIALLY CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF JUNE 30, 2005


                                           Thousands of Pesos                 Thousands of Dollars
                                              Ac          Ac                      Ac          Ac
                                             2004        2005        Var         2004        2005        Var

NET SALES ...............................$ 2,075,443$  2,217,329          7%     175,194     202,129         15%
COST OF SALES ...........................  1,661,375   1,877,124         13%     140,241     171,090         22%
     Gross profit........................    414,068     340,205        -18%      34,953      31,039        -11%

     Selling and Administrative expenses     208,493     209,505          0%      17,597      19,101          9%
     Operating income ...................    205,575     130,700        -36%      17,356      11,938        -31%
FINANCIAL EXPENSE:
Interest expense ........................    697,018     255,233        -63%      58,796      23,242        -60%
Interest income .........................    -25,658    -365,968       1326%      -2,157     -32,783       1420%
Exchange (gain) loss, net ...............    277,062    -227,940     N/A          22,876     -21,233     N/A
Gain on monetary position ...............   -146,396     -58,165        -60%     -12,546      -5,209        -58%
  Total financial expense ...............    802,026    -396,840     N/A          66,969     -35,983     N/A
OTHER INCOME (EXPENSES):
Other income (expense), net .............    -17,964    -121,289        575%      -1,497     -11,057        639%
  Total other income (expense) ..........    -17,964    -121,289        575%      -1,497     -11,057        639%
  Income (loss) before income and asset t   -614,415     406,251     N/A         -51,110      36,864     N/A
Provisions for income and asset taxes ...      9,946       3,121        -69%         836         290        -65%
Provision for deferred income taxes .....     26,558     274,716        934%       2,283      25,206       1004%
  Net income after taxes ................   -650,919     128,414     N/A         -54,229      11,368     N/A
Discontinued operations .................     -6,914     -42,158        510%        -618      -3,872        527%
Loss (Gain) in subsidiaries .............    434,881     212,047        -51%      38,011      18,830        -50%
Net income before minority interest......$ -1,078,88$    -41,475        -96%     -91,622      -3,590        -96%
  Minority interest......................     -2,824      -3,050          8%        -244        -279         14%
  Majority net income....................$ -1,076,06$    -38,425        -96%     -91,378      -3,311        -96%



DEBT RESTRUCTURE:
THE COMPANY HAS SUCCESFULLY CONCLUDED AND FORMALIZED ALL THE AGREEMENTS RELATED WITH ITS FINANCIAL RESTRUCTURING, ON FEBRUARY 23 rd., 2005.THIS PROCESS HAS SIGNIFICANTLY STRENGHTENED THE FINANCIAL POSITION OF THE COMPANY AND CONSOLIDATED ITS LEADERSHIP AS THE LARGEST PAPER PRODUCER IN MEXICO.



SUMMARY OF SIGNIFICANT ACCOUNTING AND FINANCIAL POLICIES:
FOLLOWING IS A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES FOLLOWED BY
THE COMPANY   IN THE PREPARATION OF THE PARTIALLY - CONSOLIDATED
FINANCIAL STATEMENTS.

1.1 CONSOLIDATION BASIS.
THE PARTIALLY - CONSOLIDATED FINANCIAL STATEMENTS, INCLUDE THE
FINANCIAL STATEMENTS OF CORPORACION DURANGO, S.A. DE C.V. AND THE
FOLLOWING SUBSIDIARIES:
   COMPANIA PAPELERA DE ATENQUIQUE, S.A. DE C.V.
   EMPAQUES DE CARTON TITAN, S.A. DE C.V.
   ADMINISTRACION CORPORATIVA DE DURANGO, S.A. DE C.V.
   PONDEROSA INDUSTRIAL DE MEXICO, S.A. DE C.V.

INTERCOMPANY BALANCES AND TRANSACTIONS HAVE BEEN ELIMINATED FOR
CONSOLIDATION PURPOSES. THE PARTIALLY - CONSOLIDATED FINANCIAL
STATEMENTS INCLUDE THE ASSETS, LIABILITIES AND INCOME OF THE
PARENT COMPANY AND THE SUBSIDIARIES WITH MORE THAN 50%  OF OWNERSHIP.

1.2 BASIS FOR COMPARISSON EFFECTS IN THE FINANCIAL STATEMENTS:
A) THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY HAVE BEEN PREPARED IN ACCORDANCE WITH BULLETIN B-10, AND ITS AMMENDMENTS, ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS.THIS BULLETIN REQUIRES A RESTATEMENT OF ALL THE FINANCIAL STATEMENTS PRESENTED IN CONSTANT MEXICAN PESOS AT THE DATE OF THE LAST ISSUED BALANCE SHEET. THEREFORE, THE FINANCIAL STATEMENTS ARE COMPARABLE TO THE PREVIOUS YEAR.

THE NUMBERS ARE COMPARABLE IN THE SAME CURRENCY. CONSEQUENTLY, THE FINANCIAL STATEMENTS OF THE PREVIOUS YEAR HAVE BEEN RESTATED IN THE CURRENCY AS OF THE DATE THE LAST FINANCIAL STATEMENTS WERE ISSUED.

B) CONVERSION FIGURES OF FOREIGN SUBSIDIARIES IS DONE IN ACCORDANCE WITH BULLETIN B-15 "FOREIGN CURRENCY TRANSACTIONS AND TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS" ACCORDINGLY , THE
TRANSLATION IS DONE UNDER THE "FOREIGN ENTITIES".

1.3 VALUATION OF TEMPORARY INVESTMENTS:
THESE  INVESTMENTS ARE   REALIZABLE  WITHIN THREE MONTHS AND ARE
VALUED AT MARKET PRICE. THE INCOME OR LOSS GENERATED IS INCLUDED IN THE INCOME STATEMENT.

1.4 RIGHTS AND  LIABILITIES VALUATION IN FOREIGN CURRENCY:
ASSETS AND LIABILITIES IN FOREIGN CURRENCY, MAINLY IN AMERICAN
DOLLARS, ARE EXPRESSED IN MEXICAN PESOS AT THE CLOSING OF THE YEAR'S EXCHANGE RATE.

THE EXCHANGE RATE ON JUNE 30st, 2005 WAS $10.7752.

1.5 INVENTORY VALUATION:
INVENTORIES ARE STATED AT AVERAGE COST, AND DO NOT EXCEED  MARKET
VALUE. THE AVERAGE COST  APROXIMATES  THE LAST PURCHASE  OR
PRODUCTION COST.



PROPERTY, PLANT AND EQUIPMENT:
PROPERTY, PLANT AND EQUIPMENT ARE RECORDED AT ACQUISITION COST AND RESTATED USING THE NATIONAL CONSUMER PRICE INDEX (NCPI) TO THE HISTORICAL COST. EXCEPT FOR MACHINERY AND EQUIPMENT OF FOREIGN ORIGIN, RESTATED ACQUISITION COST IS EXPRESSED IN THE CURRENCY OF THE COUNTRY OF ORIGIN, CONVERTED INTO MEXICAN PESOS AT THE MARKET EXCHANGE RATE IN EFFECT AT THE BALANCE SHEET DATE.

THE COMPANY CAPITALIZES THE FINANCIAL INTEGRAL COST IDENTIFIED WITH THE RELATED LIABILITY TO EACH PROJECT. DURING THE PERIOD THE COMPANY DID NOT REGISTER ANY AMOUNT UNDER THIS CONCEPT.

DEPRECIATION:
DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT, IS CALCULATED IN ACCORDANCE WITH RESTATED ASSET VALUE AND IS CALCULATED USING THE PRODUCTION UNITS METHOD BASED ON THE USEFUL LIFE AND ESTIMATED PRODUCTION CAPACITY OF SUCH ASSETS. ASSETS ARE DEPRECIATED AS
FOLLOWS:
                           YEARS
BUILDINGS                 25-50
MACHINERY & EQUIPMENT     23-40
OFFICE EQUIPMENTS          5-10
TRANSPORTATION VEHICLES    1-5
COMPUTERS                  1-3



CONTINGENCY LIABILITIES:
LABOR OBLIGATIONS:
THE COMPANY ADOPTED THE NORMATIVE DISPOSITIONS RELATED TO BULLETIN D-3 "LABOR OBLIGATIONS" ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS,THIS NORMATIVITY MODIFIES THE BASIS FOR CUANTIFICATION, RECOGNITION AND REVELATION OF EXPENSES AND LIABILITIES RELATED TO RETIREMENT AND SENIORITY PREMIUMS, INCLUDING FORMAL AND INFORMAL, REQUIRING ITS VALUATION USING THE ACTUARIAL METHOD OF "PROJECTED
UNITARY CREDIT" WICH STATES THE OBLIGATION TO RECOGNIZE A LIABILITY (ASSET) OF TRANSITION AT THE MOMENT OF THE APPLICATION OF THIS BULLETIN, WHICH IS AMORTIZED IN DIRECT LINE OVER THE REMAINIG AVERAGE LABOR LIFE OF THE EMPLOYEES EXPECTED TO RECEIVE SUCH BENEFITS FROM THE RETIREMENT PLANS, REQUIRES AN ADDITIONAL LIABILITY IN CASE THE ACTUAL LIABILITY
IS LARGER THAN THE PROJECTED NET LIABILITY (ASSET).

THE COST OF THE EMPLOYEE RETIREMENT PLANS (PENSIONS AND SENIORITY PREMIUMS), ARE RECOGNIZED AS COST IN THE YEARS IN WHICH THE SERVICES
ARE PAID IN ACCORDANCE WITH STUDIES PERFORMED BY INDEPENDENT ACTUARIES. IN THE COMPANIES ESTABLISHED IN THE UNITED STATES OF AMERICA, THERE IS
A BENEFIT AND RETIREMENT PLAN (THE PLAN), WHICH COVERS ALL THE EMPLOYEES THAT MEET CERTAIN ELEGIBILITY REQUIREMENTS. THE BENEFITS OF THE PLAN ARE MAINLY BASED IN THE YEARS OF SERVICE AND THE COMPENSATION OF SUCH EMPLOYEES. CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(THREE SUBSIDIARY COMPANIES) RECOGNIZES "MODIFICATIONS TO THE BULLETIN D-3 ON 2004" A NEW 2004 PLAN "ADDITIONAL BENEFITS AT RETIREMENT" IN ACCORDANCE TO MODIFICATIONS TO BULLETIN D-3.



STOCKHOLDERS' EQUITY:
CAPITAL STOCK, STOCK SALE PREMIUM, STATUTORY RESERVES AND RETAINED EARNINGS, INCLUDE THE RESTATED EFFECT, ACCORDING WITH THE NATIONAL CONSUMER PRICE INDEX (NCPI) FROM THE DATE THE CAPITAL WAS CONTRIBUTED AND FROM THE YEAR THE RESULTS AND PREMIUMS WERE DETERMINED RESPECTIVELY. THE RESTATED AMOUNT REPRESENTS THE REQUIRED AMOUNT TO MAINTAIN THE CONTRIBUTIONS AND ACCUMULATED RESULTS IN CONSTANT PESOS AS OF JUNE 30st, 2005.

FIXED AND VARIABLE EQUITY COMPONENTS

                          AMOUNT          NUMBER OF SHARES
FIXED PORTION             982,074           65,419,089
VARIABLE PORTION          678,873           45,222,022
                        ----------         ------------
                        1,660,947          110,641,111



DEFERRED TAXES:
AS OF JANUARY 1st.,2000, WITH THE ISSUANCE OF BULLETIN D-4 ("DEFERRED TAXES" THE COMPANY RECOGNIZED TO THAT DATE (JANUARY 1st.,2000) THE INITIAL EFFECT OF DEFERRED TAXES DERIVED FROM TEMPORARY DIFFERENCES
IN FAVOR OR AGAINST,IN SUBSECUENT PERIODS THE COMPANY IS IN COMPLIANCE WITH THE BULLETIN.
IN ORDER TO RECOGNIZE THE DEFERRED INCOME TAX, THE HOLDING COMPANY AND ITS SUBSIDIARIES USE THE INTEGRAL ASSETS AND LIABILITIES METHOD, WHICH CALCULATES SUCH TAX, USING THE APPLICABLE INCOME TAX RATE TO THE TEMPORARY DIFFERENCES BETWEEN BOOK AND TAX VALUES OF THE ASSETS AND LIABILITIES AT THE DATE OF THE FINANCIAL STATEMENTS.



DISCONTINUED OPERATIONS:
THE COMPANY REPORTS ON DISCONTINUED OPERATIONS THE RESULT OF THE
SALE OF THE PARTICLEBOARD PLANT FROM PONDEROSA INDUSTRIAL DE MEXICO, S.A. DE C.V., FOR 2005 AND 2004 PERIODS.



BUSINESS SEGMENTS INFORMATION:
SEGMENT REPORTING INFORMATION IS PREPARED IN ACCORDANCE WITH THE
INTERNATIONAL NORM OF ACCOUNTING  14 (NIC14). THE SEGMENTS REPORT
BASED ON THE INTERNAL REPORT METHOD USED BY THE COMPANY.

THE COMPANY PRESENTS THE FOLLOWING BUSINESS SEGMENTS:
1. PACKAGING. PRODUCTION AND SALES OF CORRUGATED CONTAINER,  AND
MULTIWALL BAGS AND SACKS.

2. PAPER. PRODUCTION AND SALES OF KRAFT AND SEMI-KRAFT PAPER
PRODUCED FROM  VIRGIN FIBERS OR RECYCLED PAPER.

3. OTHERS. PRODUCTION AND SALE OF PLYWOOD AND PARTICLEBOARD.
INTER-SEGMENTS SELLING PRICES ARE DETERMINED  BY THE MARKET .
THE COMPANY EVALUATES PERFORMANCE OF EACH BUSINESS UNIT  BASED
ON OPERATING RESULTS .

AS OF JUNE 30st., 2005 AND 2004, THE SEGMENT INFORMATION IS
PRESENTED AS FOLLOWS:

                                  PROPERTY
                                 PLANT AND
                  TOTAL          EQUIPMENT            SEGMENT
    2005          INCOME        ACQUISITION           ASSETS
   ------        ---------     ------------      --------------
PACKAGING        2,101,142          27,369          21,247,725
PAPER            1,357,331           8,117           8,102,280
OTHERS              43,511             643             904,262
ELIMINATONS     (1,284,655)                        (17,071,544)
                ----------     ------------      --------------
TOTAL            2,217,329          36,129          13,182,723
                ==========     ============      ==============



                                  PROPERTY
                                 PLANT AND
                  TOTAL          EQUIPMENT         SEGMENT
    2004          INCOME        ACQUISITION        ASSETS
   ------        ---------     ------------     --------------
PACKAGING        1,899,557          56,543         29,006,070
PAPER            1,182,988           3,738          8,548,395
OTHERS              47,595             147            830,425
ELIMINATIONS    (1,054,697)                       (23,967,964)
                ----------     ------------     --------------
TOTAL            2,075,443          60,428         14,416,926
                ==========     ============     ==============


THE FINANCIAL INFORMATION PRESENTED ABOVE  IS USED  IN THE
DECISITION MAKING PROCESS BY  THE COMPANY.



INTERNAL CONTROL:
THE COMPANY HAS STARTED IMPLEMENTETION ON THE SARBANES OXLEY
ACT WITH THE ADVICE OF EXPERT CONSULTANTS.



THE FINANCIAL INFORMATION PRESENTED ABOVE  IS USED  IN THE
DECISITION MAKING PROCESS BY  THE COMPANY.

INTERNAL CONTROL:

THE COMPANY HAS STARTED IMPLEMENTETION ON THE SARBANES OXLEY
ACT WITH THE ADVICE OF EXPERT CONSULTANTS.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  August 26, 2005			By /s/ Mayela Rincon de Velasco
					--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer